UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-40754

Cazoo Group Ltd

(Exact Name of Registrant as Specified in Its Charter)

41 Chalton Street

London NW1 1JD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333- 260711) and on Form F-3 (File No. 333-267724) of Cazoo Group Ltd (“we,” “us,” “our,” “Cazoo,” or the “Company”) (including the prospectus forming a part of each such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Extraordinary General Meeting Results

On February 7, 2023, Cazoo held its Extraordinary General Meeting of Shareholders (the “EGM”).

As of the close of business on January 17, 2023, the record date for the EGM, 768,917,189 of the Company’s Class A ordinary shares (the “Class A Shares”) were outstanding and entitled to vote at the EGM and each such Class A Share was entitled to one vote on each proposal at the EGM. At the EGM, the holders of 372,503,503 Class A Shares were represented in person or by proxy, constituting a quorum.

Set forth below are the proposals voted on at the EGM, and the final vote tabulation as certified by the Inspector of Election. Each proposal was described in greater detail in the shareholder materials furnished with the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on January 20, 2023.

Proposal 1 – Ordinary Resolution – Reverse Stock Split:

The shareholders approved, as an ordinary resolution, that every 20 shares with a par value of US$0.0001 each in the Company’s issued and unissued share capital be consolidated into one (1) share (each, a “Consolidated Share”) with a par value of US$0.002 (the “Reverse Stock Split”), so that immediately following the Reverse Stock Split, the authorized share capital of the Company shall be US$325,500 divided into 110,000,000 Class A ordinary shares of a par value of US$0.002 each, 2,500,000 Class B ordinary shares of a par value of US$0.002 each, 50,000,000 Class C ordinary shares of a par value of US$0.002 each and 250,000 preference shares of a par value of US$0.002 each, effective upon further approval by the board of directors of the Company (the “Board”) to implement the Reverse Stock Split at its discretion.

The votes for, votes against, votes abstained and broker non-votes are set forth below:

(a) Votes for: 371,998,772

(b) Votes against: 487,658

(c) Votes abstained: 17,073

(d) Broker non-votes: 0

Proposal 2 – Ordinary Resolution – Increase in Authorized Share Capital:

The shareholders approved, as an ordinary resolution, that immediately following the Reverse Stock Split becoming effective, the authorized share capital of the Company be increased:

a.      FROM:    US$325,500 divided into 110,000,000 Class A ordinary shares of a par value of US$0.002 each, 2,500,000 Class B ordinary shares of a par value of US$0.002 each, 50,000,000 Class C ordinary shares of a par value of US$0.002 each and 250,000 preference shares of a par value of US$0.002 each,

b.      TO:    US$435,500 divided into 165,000,000 Class A ordinary shares of a par value of US$0.002 each, 2,500,000 Class B ordinary shares of a par value of US$0.002 each, 50,000,000 Class C ordinary shares of a par value of US$0.002 each and 250,000 preference shares of a par value of US$0.002 each (the “Share Increase”), effective upon further approval by the Board to implement the Share Increase at its discretion.

The votes for, votes against, votes abstained and broker non-votes are set forth below:

(a) Votes for: 358,843,645

(b) Votes against: 13,628,592

(c) Votes abstained: 31,266

(d) Broker non-votes: 0

Based on the foregoing votes, the shareholders approved Proposals 1 and 2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAZOO GROUP LTD

Date: February 8, 2023	By:	/s/ Paul Woolf
Paul Woolf
Chief Financial Officer

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